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                 March 16, 2021

       Brian M. Culley
       Chief Executive Officer
       Lineage Cell Therapeutics, Inc.
       2173 Salk Avenue, Suite 200
       Carlsbad, CA 92008

                                                        Re: Lineage Cell
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 11,
2021
                                                            File No. 333-254167

       Dear Mr. Culley:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Jordan Metoyer at 202-551-6001 or Tim Buchmiller at 202-551-3635 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Steven M. Przesmicki,
Esq.